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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

Embraer S.A. (“Company”) in compliance with CVM Instruction No. 358 of January 3, 2002, hereby informs its shareholders and the market in general that its Board of Directors, in a meeting held on March 5, 2018, authorized the private transfer, in the context of the exercise of options under the Company’s Stock Option Plan, of up to 2,895,779 common shares issued by the Company that are currently held in treasury, subject to the following conditions: (i) the term limit for the transactions to occur is 365 days, beginning on March 13, 2018 and ending on March 13, 2019; and (ii) the Company currently has 733,527,255 shares in circulation in the market.

São José dos Campos, March 5, 2018.

José Antonio de Almeida Filippo
Executive Vice President
Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer